March 4, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Ajay Koduri, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joe Kempf, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated

Registration Statement on Form S-1 (File No. 333-193692)

Acceleration Request

Requested Date: March 6, 2014

Requested Time: 3:00 pm Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coupons.com Incorporated (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-193692) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Peter Astiz at (650) 833-2036 or Michael Torosian at (650) 833-2220.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Very truly yours,

/s/ Steven R. Boal
Steven R. Boal
Chief Executive Officer

Cc:	Steven R. Boal (Coupons.com Incorporated)

Mir Aamir (Coupons.com Incorporated)

Richard Hornstein (Coupons.com Incorporated)

Michael Torosian (DLA Piper LLP (US))

Eric Jensen (Cooley LLP)

John McKenna (Cooley LLP)

March 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Coupons.com Incorporated

Registration Statement on Form S-1

Registration No. 333-193692

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise the staff of the Securities and Exchange Commission that between February 25, 2014 and the date hereof, 4,013 copies of the preliminary prospectus, dated February 25, 2014, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3 p.m. EDT on March 6, 2014 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

By:	/s/ David Ludwig
Name:	David Ludwig
Title:	Managing Director

On behalf of each of the Underwriters